 SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Schottenstein, Jay L. (Last) (First) (Middle) 1800 Moler Road (Street) Columbus, OH 43207 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol American Eagle Outfitters, Inc. AEOS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) 5. If Amendment, Date of Original (Month/Year) 3/6/2003
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman of the Board
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Schottenstein, Jay L. - March 6, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option - Right to Buy	$14.0500	03/04/2003	A |	(A) 30,000	(1) | 03/04/2013	Common Stock, without par value - 30,000		30,000	D
Stock Option-Right to Buy	$24.3450	04/15/2002	A |	(A) 30,000	(1) | 04/15/2012	Common Stock, without par value - 30,000		30,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Robert J. Tannous 3/17/03
________________________________         __________________
** Signature of Reporting Person                         Date

By: Robert J. Tannous, Attorney-in-Fact for Jay L. Schottenstein

SEC 1474 (3-99)

Schottenstein, Jay L. - March 6, 2003
Form 4 (continued)
FOOTNOTE Descriptions for American Eagle Outfitters, Inc. AEOS

Amended Form 4 - March 6, 2003

Jay L. Schottenstein
1800 Moler Road

Columbus, OH 43207
Explanation of responses:

(1)   Options vests 1/3 per year beginning on the first anniversary of the date of grant.

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